UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )*

Kintara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49720K101

(CUSIP Number)

August 19, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

(Amendment No.      )

CUSIP NO. 49720K101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adam K. Stern
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,573,709
	6	SHARED VOTING POWER 80,261
	7	SOLE DISPOSITIVE POWER 1,573,709
	8	SHARED DISPOSITIVE POWER 80,261

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,970**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.95%***
12	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.

** This amount consists of: (i) 1,365,025 shares of the Company’s common stock, $.001 par value per share (the “Common Stock”) held by Mr. Stern, including 80,104 shares of Common Stock held by A.K.S. Family Partners, L.P. (“AKSLP”) and 157 shares of Common Stock held by the AKS Family Foundation (“AKS”), (ii) warrants to purchase 285,820 shares of Common Stock held by Mr. Stern and (iii) 3,125 shares of Common Stock underlying shares of the Company’s Series B Preferred Stock held by Mr. Stern. Mr. Stern has voting and investment control of the securities held by AKSLP and AKS. Mr. Stern disclaims beneficial ownership of the securities held by AKSLP and AKS except as relates to his pecuniary interest in such securities. Does not include 215,518 shares of Common Stock underlying shares of Series C Preferred Stock or 634,482 shares of Common Stock underling Series C Preferred Stock issuable upon exercise of a warrant due to the beneficial ownership limitation provision relating to the Series C Preferred Stock.

*** Based on 23,518,893 shares of the Company’s Common Stock outstanding as of August 19, 2020.

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SCHEDULE 13G

(Amendment No.      )

CUSIP NO. 49720K101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A.K.S. Family Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 80,104
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 80,104

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.34%**
12	TYPE OF REPORTING PERSON OO

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Based on 23,518,893 shares of the Company’s Common Stock outstanding as of August 19, 2020.

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SCHEDULE 13G

(Amendment No.      )

CUSIP NO. 49720K101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A.K.S. Family Foundation
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 157
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 157

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00067%**
12	TYPE OF REPORTING PERSON OO

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Based on 23,518,893 shares of the Company’s Common Stock outstanding as of August 19, 2020.

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SCHEDULE 13G

(Amendment No. )

Item 1(a).		Name of Issuer:

Kintara Therapeutics, Inc. (the “Company”).

Item 1(b).		Address of Issuer’s Principal Executive Offices:
12707 High Bluff Dr., Suite 200, San Diego, CA 92130

Item 2(a) and (b).		Name of Person Filing and Address of Principal Business or Office or, if none, Residence:

Adam K. Stern
A.K.S Family Partners, L.P.
AKS Family Foundation
810 Seventh Avenue, 22nd Floor
New York, NY 10019

Item 2(c).		Citizenship:

Adam K. Stern is a citizen of the United States.
A.K.S Family Partners, L.P. was organized under the laws of the State of Nevada.
AKS Family Foundation was organized under the laws of the State of Delaware.

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

49720K101

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act.
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership:

(a) Amount beneficially owned:

	Adam Stern	-	1,653,970 shares.

This is comprised of 1,365,025 shares of the Company’s Common Stock held by Mr. Stern, including 80,104 shares of Common Stock held by A.K.S. Family Partners, L.P. (“AKSLP”) and 157 shares of Common Stock held by AKS Family Foundation (“AKS”), (ii) warrants to purchase 285,820 shares of Common Stock held by Mr. Stern and (iii) 3,125 shares of Common Stock underlying shares of the Company’s Series B Preferred Stock held by Mr. Stern. Mr. Stern has voting and investment control of the securities held by AKSLP and AKS. Mr. Stern disclaims beneficial ownership of the securities held by AKSLP and AKS except as relates to his pecuniary interest in such securities. Does not include (i) 215,518 shares of Common Stock underlying shares of Series C Preferred Stock or (ii) 634,482 shares of Common Stock underlying Series C Preferred Stock issuable upon exercise of a warrant due to the beneficial ownership limitation relating to the Series C Preferred Stock.

	A.K.S Family Partners, L.P.	-	80,104 shares.

	AKS Family Foundation	-	157 shares

(b) Percent of class:

	Adam Stern	-	6.95%
	A.K.S Family Partners, L.P.	-	0.34%.
	AKS Family Foundation	-	0.00067%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Adam Stern	-	1,573,709 shares.
A.K.S Family Partners, L.P.	-	-0- shares.
A.K.S Family Foundation	-	-0- shares.

(ii) Shared power to vote or to direct the vote:

Adam Stern	-	80,261 shares.
A.K.S Family Partners, L.P.	-	80,104 shares.
A.K.S Family Foundation	-	157 shares.

(iii) Sole power to dispose or to direct the disposition of:

Adam Stern	-	1,573,709 shares.
A.K.S Family Partners, L.P.	-	-0- shares.
A.K.S Family Foundation	-	-0- shares.

(iv) Shared power to dispose or to direct the disposition of:

Adam Stern	-	80,261 shares.
A.K.S Family Partners, L.P.	-	80,104 shares.
A.K.S Family Foundation	-	157 shares.

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Adam Stern beneficially owns (i) 1,365,025 shares of the Company’s Common Stock held by Mr. Stern, including 80,104 shares of Common Stock held by A.K.S. Family Partners, L.P. (“AKSLP”) and 157 shares of Common Stock held by the AKS Family Foundation (“AKS”), (ii) warrants to purchase 285,820 shares of Common Stock held by Mr. Stern and (iii) 3,125 shares of Common Stock underlying shares of the Company’s Series B Preferred Stock held by Mr. Stern. Mr. Stern has voting and investment control of the securities held by AKSLP and AKS. Mr. Stern disclaims beneficial ownership of the securities held by AKSLP and AKS except as relates to his pecuniary interest in such securities. Does not include (i) 215,518 shares of Common Stock underlying shares of Series C Preferred Stock or (ii) 634,482 shares of Common Stock underlying Series C Preferred Stock issuable upon exercise of a warrant due to the beneficial ownership limitation relating to the Series C Preferred Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below each of Adam Stern, A.K.S. Family Partners, L.P. and AKS Family Foundation certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2020

/S/ ADAM K. STERN
Adam K. Stern

A.K.S. FAMILY PARTNERS, L.P.

By:	/S/ ADAM K. STERN
Adam K. Stern, General Partner

AKS FAMILY FOUNDATION

By:	/S/ ADAM K. STERN
Adam K. Stern, President

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